NO ACT

10
5-28-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

09011694

July 14, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 7/14/09

Robert T. Molinet
Corporate Vice President – Securities & Corporate Law
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Re: FedEx Corporation
Incoming letter dated May 28, 2009

Dear Mr. Molinet:

This is in response to your letter dated May 28, 2009 concerning the shareholder proposal submitted to FedEx by the Mercy Investment Program; the Sisters of Mercy Regional Community of Detroit Charitable Trust; Calvert Asset Management Company, Inc.; Catholic Healthcare West; and Trillium Asset Management Corporation. We also have received a letter on the proponents' behalf from Mercy Investment Program dated June 9, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, #10E
New York, NY 10009

July 14, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: FedEx Corporation
Incoming letter dated May 28, 2009

The proposal requests a report addressing issues related to American Indian peoples, including FedEx's efforts to identify and disassociate from any names, symbols and imagery which disparage American Indian peoples in products, advertising, endorsements, sponsorships and promotions.

There appears to be some basis for your view that FedEx may exclude the proposal under rule 14a-8(i)(7), as relating to FedEx's ordinary business operations (i.e., the manner in which a company advertises its products). Accordingly, we will not recommend enforcement action to the Commission if FedEx omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Michael Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Mercy Investment Program

Valerie Heinonen, o.s.u., Consultant, Corporate Social Responsibility
205 Avenue C, #10E ~ New York, NY 10009
Phone and fax 1-212-674-2542 ~ E-mail heinonenv@juno.com

VIA OVERNIGHT MAIL

June 9, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: **FedEx Corporation – Proponent Response to Company Request for "No-Action Letter," Dated May 28, 2009**

Ladies and Gentlemen:

The purpose of this letter is to respond to a "No-Action" request submitted to the staff of the Division of Corporation Finance ("the Staff") by FedEx Corporation ("the Company") in response to a shareholder proposal filed by the Mercy Investment Program; Charitable Trust of the Sisters of Mercy Regional Community of Detroit; Calvert Asset Management Company, Inc.; Catholic Health Care West; and Trillium Asset Management (collectively, the "Proponents"). The Proponents have submitted a shareholder proposal asking the Company to prepare a report addressing issues related to American Indian peoples in the Company's marketing and employment practices (the "Proposal") This letter is submitted on behalf of all of the Proponents.

In accordance with Rule 14a-8(j) we are enclosing six copies of this letter and its appendices and simultaneously providing a copy of this letter to the Company.

Analysis

The Company seeks to exclude the Proposal from its Proxy under Rule 14a-8(i)(7), the Ordinary Business exclusion, and cites several precedents in support of its position.

Does the Proposal constitute a matter of Ordinary Business?

The SEC clarified in Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release") that "Ordinary Business" determinations would hinge on two factors.

> Subject Matter of the Proposal: "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as hiring, promotion, and termination of employees, decisions on the production quality and quantity, and the retention of suppliers. However, ***proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable***, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." 1998 Interpretive Release (emphasis added)

The Proponents believe the Proposal meets the standard involving an issue of significant social policy and broad public debate both generally and specifically.

Progress on addressing issues of race and stereotyping over the last hundred years has accelerated dramatically over the last 12 months. It was a central issue of the 2008 Presidential campaign, and is again a key issue in the current Supreme Court nomination process. In these matters, it is clear that African-Americans and Latinos have made tremendous strides in their struggles to shift public consciousness. It would be unthinkable for a US corporation to align itself with an organization bearing a racial epithet that is offensive to African-Americans or Latinos. Because Native Americans are smaller in number and are more concentrated in distinct geographic areas of the nation, public consciousness concerning names offensive to Native Americans has yet to rise to the level of other minority groups. Though the public outcry against racist sports names and mascots that are offensive to Native Americans has been more measured than would be the case if the names and mascots utilized names and mascots that were epithets demeaning of African-Americans or Latinos, the issue has nonetheless drawn the attention of major civil rights organizations, the federal courts, state civil rights organizations and the college sports governing body.

Numerous civil rights organizations, including the National Congress of American Indians (the largest organization of Native Americans and Native Alaskans in the U.S.) the National Association for the Advancement of Colored People (NAACP), the American Civil Liberties Union (ACLU), and the National Organization of Women (NOW) have all have clear positions on the use of Native American names and mascots by sports teams. (see Appendix A). The *Washington Post* has gone further and editorialized specifically against the offensive name of their hometown football team and said clearly that it is time to change it. (See Appendix B). Though not directly related to Washington's football team, the National College Athletics Association (NCAA) has adopted a policy that teams using Native American names or mascots without the express permission of the tribes involved will be ineligible for post-season play. Similarly the Michigan Commission on Civil Rights has barred school teams within Michigan from using the unauthorized names or images of Native Americans, including specifically the name, "Redskins". (see Appendix C). For all of these organizations, names and mascots that are racially offensive are far from matters of ordinary business.

In addition to these public statements by leading civil rights organizations, the specific matter of the offensive nature of Washington's football team has been the subject of Federal Appeals Court action. In a long-standing case filed by aggrieved Native Americans, the Court of Appeals most recently decided against the plaintiffs on a technical issue pertaining to lack of standing. The Court did not address the substantive issues of the offensive name and image. The Proponents believe that the case will be re-filed in a manner which addresses the issue of proper standing, thereby leading to new rounds of media coverage of the case and the broader underlying issue.

One of the criteria for the ordinary business exclusion is the intent of the Proposal to micro-manage the company's business. In its argument, the Company states that in 1999 prior to signing its contract for naming rights of the stadium where Washington's professional football team plays, they conducted an extensive review of the benefits and risks to entering the contract. A lot has happened in our society in the last ten years, and the national climate regarding issues of race and stereotyping has changed dramatically, in ways that could not be imagined ten years ago. So too have the risks of a corporation aligning itself with images deemed broadly racist by the affected community and the broader civil rights community. Indeed at the time of the Company's decision, none of the aforementioned civil rights groups had gone on the record asking that Washington's football team change its name. The Proposal asks for a report, which invites the company to revisit its decade-old analysis of a very dynamic issue, in order to ascertain whether the original risk/benefit analysis is still valid. FedEx has maintained leadership within its industry by continually reviewing and evolving its business practices, and this issue should not be exempt from similar periodic reviews.

Another criteria argued by the Company as the basis for exclusion under the Ordinary Business rule is that ordinary shareholders lack the basis for making an informed decision on the matter. The Proponents disagree, and believe that it is well within the abilities of the average shareholder to make a decision whether a) the name of Washington's professional football team is racially offensive, and b) if so, whether it is appropriate for the Company to be a primary sponsor of that team.

Is the Proposal includable on the basis of dealing with employment issues?

In its clarification of the Cracker Barrel decision, the Staff stated that Proposals dealing with employment issues will be dealt with on a case-by-case basis. The Proponents hope this Proposal will be dealt with accordingly.

The Company has a strong policy commitment to workplace diversity, and a strong EEO statement protecting its employees from harassment and discrimination. To its credit, the Company has attracted more than 1,700 American Indian, Native Alaskan and Native Hawaiian employees. The Proponents are concerned about the impact on the Company's employees caused by seeing their Company's association with a football team whose name could not be used within the workplace setting under the Company's EEO policies. The Proponents are also concerned that the Company's association with the Washington football team could not only jeopardize the Company's leadership in workplace diversity but could potentially be used in litigation in support of hostile workplace claims alleging tolerance of racist slurs. As a part of our dialogue with representatives of the Company, the Proponents have asked how an incident in which one employee called another employee "Redskin" in a workplace setting would be dealt with under the Company's EEO policies. The Company has yet to provide an answer to that question. We believe shareholders deserve to know the answer to that question, in order to evaluate the efficacy of the Company's EEO policies and practices.

Does the Company have a conflict of interest in seeking to exclude the Proposal?

In addition to its marketing agreement with Washington's professional football team, FedEx Chairman and Founder Frederick Smith is also the personal owner of approximately 10% of Washington's professional football team, a stake he acquired in 2003, four years after the Company entered its marketing relationship with the team. While Mr. Smith's personal ownership of the team is appropriately disclosed in the Company's Form 10-K filings and the Company attests to having conducted a conflict of interest review, the Proponents are concerned that Mr. Smith's ownership stake in the football team creates a conflict for the Company in seeking to exclude the Proposal, which draws attention to the controversies surrounding a team in which Mr. Smith has a significant and illiquid personal investment.

Rule 14a-8(i)(4) prohibits shareholders from introducing proposals based on personal interest. Though the Rule is clearly directed at shareholders, it could be extended to conclude that neither shareholders, nor corporations should bring personal interests into the shareholder proposal process.

Conclusion

The Proponents respectfully ask that the Staff concur in the Analysis that the Proposal involves a matter of broad national social policy, not excludable under Rule 14a-8(i)(7) and that business involvement with organization's whose names and mascots are deemed racially offensive by leaders of the civil rights community should not be considered a matter of ordinary business but rather of vigorous debate not only by shareholders, but by citizens more broadly.

The Proponents further request that the Staff find that the Proposal deals substantively with employment related issues that are within the purview of shareholders, and which seek to evaluate whether the Company's marketing decisions have a negative impact on the Company's leadership in workplace diversity.

Finally the Proponents ask the Staff to consider whether the Company's Chairman's stake in Washington's football team creates material conflicts of interest that should preclude the Company from excluding the Proposal.

Yours truly,

Valerie Heinonen, osu.

Sister Valerie Heinonen, o.s.u.
Mercy Investment Program, Inc.

Enclosures

Appendix A



NATIONAL CONGRESS OF AMERICAN INDIANS APPLAUDS "REDSKINS" TRADEMARK CANCELLATION

April 2, 1999

Washington, D.C. - The National Congress of American Indians (NCAI) has long condemned the use of sports team "mascots" that claim to portray Native Americans and Native cultures in a positive light. For more than four decades NCAI's member tribes have collectively gone on record strongly opposing the use of such mascots. That stance continues as the Trademark Trial and Appeal Board reached its historic decision in the longstanding case to cancel federal protection of the trademark name "Redskins." The case was originally filed in 1992 by seven prominent Native Americans against the Washington professional football organization. The petitioners hope that without federal government certification, the name will be dropped in favor of one that does not offend Native peoples.

"I felt very confident in the way that the tribal testimony was presented and I am very pleased with the decision," stated NCAI Executive Director JoAnn K. Chase. "Although this practice continues in a number of communities throughout the country, I hope that with this decision in our favor the Appeal Board will move America closer to a society free from publically condoned racism and discrimination."

"These mascots in no way honor Native Americans, they are an unnecessary element of today's society and represent the last vestiges of a time thought long past when such stereotypes were commonplace, " said Chase. "These mascots and team names serve to perpetuate racism and bigotry toward Native Americans, just as 'Sambo' served to perpetuate racism and bigotry toward the African American community. We hope other sports teams with similar mascots and team names recognize the merit of this important decision and respond accordingly."

Although in recent years pressure against a number of sports teams at the high school, college and professional levels has been successful, the use of Native American "mascots"continues. To combat such negative stereotypes, NCAI's membership has united in full support of the petition to cancel the "Redskins" trademark, and has received support from other native and non-native organizations, including the National Indian Education Association (NIEA) and the National Association for the Advancement of Colored People (NAACP). The Native American Rights Fund filed an *amicus* brief on behalf of NCAI and the petitioners' motion for cancellation.

Established in 1944, the National Congress of American Indians is the oldest, largest and most representative national Indian organization devoted to promoting and protecting the rights of this country's 2.3 million American Indian and Alaska native people. More than 250 tribes claim active membership in the organization, which is dedicated to the preservation of tribal sovereignty and the continued viability of Indian tribal governments. Engaging the federal government in the executive, legislative and judicial branches, NCAI is involved with all issues and initiatives that may affect Indian tribes and peoples.

If you have any questions or if you need further information on this issue please contact NCAI at (202) 466-7767, or visit our website at

Honor or affront?

American Indian mascots, nicknames and imagery increasingly controversial in college athletics

April 23, 2001

BY KAY HAWES

The NCAA News

/NCAA+News/NCAA+News+Online/2001/Association-wide/Honor+or+affront+-+4-23-01

The voices on either side of the American Indian sports mascot controversy have become noticeably louder in recent months.

The U.S. Commission on Civil Rights, an independent bipartisan agency of the federal executive branch, issued a statement in mid-April calling for non-Indian schools, colleges and universities to end the use of American Indian mascots, nicknames and imagery.

The American Civil Liberties Union, representing Illinois faculty and the Illinois Chapter of the National Coalition on Racism and Sports in the Media, has sued officials at the University of Illinois, Champaign, for requiring faculty and staff to get athletics department clearance before communicating with potential student-athletes. A judge granted a temporary injunction in the case, and the plaintiffs have announced plans to contact potential student-athletes and inform them of Illinois' controversial mascot, Chief Illiniwek.

At the University of North Dakota, a donor threatened to cease construction on a $100 million hockey arena if the "Fighting Sioux" name or logo was discontinued. Meanwhile, threats and hostilities against American Indians on campus have risen to the point that the school's president issued a public statement calling for civility.

And now, a Division II president, Roy H. Saigo of St. Cloud State University, has formally requested that the NCAA discuss the issue of American Indian mascots, symbols, nicknames and imagery.

Opponents of the American Indian mascots and related imagery are calling for the NCAA to get involved in the issue and affirm its stands on diversity and respect for others. While supporters of the symbols and mascots say they are honoring American Indians and simply continuing traditions that are popular at their schools, numerous American Indian groups say the symbols are racist, humiliating and degrading.

The National Association for the Advancement of Colored People, the National Education Association, the National Organization for Women, and numerous church-affiliated organizations agree with the American Indian groups and have asked that use of the mascots and all related imagery cease.

In response to Saigo's request, the Division II Presidents Council is expected to address the issue in some manner at its April 26 meeting. It is likely that the group will refer the issue to the Association-wide Executive Committee Subcommittee on Gender and Diversity Issues, which is the NCAA governance group that played the major role in the Confederate battle flag issue.

"We believe that, like the Confederate flag issue, this is a serious issue and there are many people who regard it as such," said Patricia Cormier, president of Longwood College and chair of the Division II Presidents Council. "We believe this issue is appropriate for consideration by university presidents representing the entire Association, not just Division II."

Decades of debate

The conflict over American Indian imagery in athletics is nothing new. The debate began in the late 1960s as the National Congress of American Indians began a campaign to address Indian stereotypes in print and media. Dartmouth College and Stanford University, among others, stopped using American Indian nicknames and logos at about that time. Over the years, numerous other schools followed suit, including such prominent institutions as Marquette University, Syracuse University, St. John's University (New York) and Miami University (Ohio).

Many other schools still use American Indian nicknames and imagery, such as "Braves," "Indians," "Warriors" or "Tribe." Although no NCAA members still use "Redskins," there are still "Redmen" and also the "Savages" of Southeastern Oklahoma State University, which took home the Division II baseball title in 2000.

At the moment, the most controversial usages appear to be the University of Illinois' Fighting Illini and Chief Illiniwek, and the Fighting Sioux of North Dakota. However, schools of all sizes and missions use American Indian names and imagery, including Division I-AA's Alcorn State University, a historically black college that still uses "Braves" (though it has dropped the "Scalping" adjective).

American Indian mascot opponents say the use of such nicknames and imagery has a variety of negative effects.

"What mascots of living people do, even if they are intended to honor, is to mock them," said Rex Veeder, interim director of the St. Cloud State University American Indian Center.

"For Indian students on campus, it makes them a target and creates a hostile environment for them. For non-Indian students, it creates a misunderstanding of a living culture and it creates a stereotypical image. For

African-American students, it's another example of racism. It's a wide issue that affects everyone. Perhaps those most affected are those who never think about it. They become desensitized, and seeing people reduced to cartoons becomes acceptable."

Veeder said that dance, face paint, feathers and ceremonial dress are all sacred items in American Indian culture and religion. Veeder also noted that chiefs are religious and political leaders in American Indian society, making use of their image particularly troublesome.

"The best way to honor Indians is to get to know real Indian people," Veeder said. "Mascots who dance are mocking what dancing means to American Indians. It's an important part of Indians' spirituality."

When American Indian images associated with intercollegiate athletics appear as mascots on T-shirts, boxer shorts, seat cushions, and even toilet paper, beer cans and shot glasses, Veeder said that the conveyed message is not just stereotypical; instead, it is degrading.

Another issue is what Veeder called "collateral damage." While it is only natural for athletics teams to inspire fierce rivalries, he said, incredibly racist images can result when American Indian mascots are a part of the mix.

"One of the most troubling things we have found is the issue of collateral damage," Veeder said. "When people are excited about a big game or a tournament appearance, there are all kinds of images and caricatures that appear. Sometimes the only things more offensive than what a school creates for itself is what its opponents create against it."

American Indian images have been burned in effigy on college campuses many times, and frenzied fans have created T-shirts that show stereotypical images of American Indians either preparing to "go on the warpath" or falling in defeat. Signs that say "Kill the Sioux," for example, are commonplace, Veeder said.

Some of the most shocking images have come from students at rival universities.

"Once you create an environment where you make it OK to mock living people, you open the door for all kinds of racist uses," Veeder said. "When children see these T-shirts and posters, whether they are American Indian children or not, they understand that the people are being degraded and shamed."

A time for change?

As faculty and administrators of more institutions have become sensitive to diversity issues in recent years, more institutions have reviewed their use of American Indian mascots and imagery. Scholars note that times have changed over the last three decades.

"Black-face has become widely recognized as inappropriate, few people would still sport the black 'jockey' in their yard, and most people recognize the Confederate flag as a symbol of hate," said Stephen J. Kaufman, an Illinois biology professor and an outspoken critic of American Indian mascots and imagery.

"Why is it we can't deal with this? It's no longer only a Native American issue, it is an issue of racism perpetuated by intercollegiate athletics."

Ann H. Die, president of Hendrix College and former chair of the Division III Presidents Council, announced a few years ago that the time had come for her institution to examine the issue. In January 2000, Die announced that the Hendrix Warriors would retain the nickname but no longer use American Indian or other ethnic imagery. The school is temporarily without any logo or mascots while a committee continues to examine alternatives.

"This has been an issue under discussion here at the institution for almost 30 years," Die said. "When I arrived in 1992, it was back on the table."

Die appointed an all-college committee consisting of students, student-athletes, faculty, staff, alumni, boosters and board of trustee members to explore the issue. They held focus groups, surveyed the campus and gathered a variety of opinions.

"We had a great deal of open discussion on the matter on campus and in our alumni magazine, as well as in the local media. I also talked about it at alumni events," she said. "The issue was of considerable interest to all constituents of the institution, and it seemed to me that it would be helpful if the dialogue included a seat at the table for all involved parties. It is clearly an issue where there will not be unanimity, and it can be divisive.

"For that reason, I wanted a full study, a report and a recommendation. Because it had percolated for 30 years, there was much to discuss. But it was clear that it is a different era now. It's a different time, and we have to be responsive to the era in which we live."

John Churchill, vice-president for academic affairs and dean of the college at Hendrix, chairs the mascot committee, which soon will recommend graphic images to accompany the team name "Warriors."

"We may integrate the team name 'Warrior' into the imagery of the bulldog (which represented the school before 1929) or we may just use a graphic of an 'H' or related image," he said. "What we're committed to is not presenting any kind of ethnic image -- not just no Native American Warriors, but no Greek Warriors or Samuri Warriors either. But we also thought that the virtues of courage, loyalty and teamwork were imbedded in that name and were worth preserving."

Churchill noted that there were vocal members on either side of the debate at Hendrix -- some who believed any changes were completely unnecessary and some who believed anything other than completely eliminating the "Warriors" was unacceptable. In the middle, though, were many who understood that the time had come to do something.

"Between the two extremes there was a vast majority who thought there could be a reasonable solution that made no reference to an ethnic group and would offend no one," Churchill said.

Todd Schilperoort, athletics director at Seattle University, a provisional Division II member, came to Seattle after the university had chosen to change from the Chieftains to the Redhawks. Schilperoort also served on the athletics department staff at Miami University (Ohio), now the RedHawks, when the institution was known as the Redskins. (Miami changed its nickname in 1997, and Seattle changed in 2000.)

"I think the changes were necessary from the standpoint that these groups, which are ostensibly represented in the mascots, didn't have a say in their use," Schilperoort said. "There is this lack of understanding or sensitivity on the part of a lot of people in intercollegiate athletics. I don't think they make the connection, which brings to light a complete lack of sensitivity on the issue. I wonder if their ethnic groups were used in such a fashion, how would they feel?

"If something is an inaccurate portrayal, a distorted representation of a group or a negative image, there's no place for it in intercollegiate athletics."

Schilperoort said some Seattle alumni still feel strongly attached to the "Chieftains."

"People fondly recall when Seattle was a basketball powerhouse and they are very proud of those teams, which were Chieftains," he said. "I don't think there was ever any intentional degradation (at Seattle University). But we're trying to leave it behind us, without taking anything away from our alumni. They were Chieftains, now we're Redhawks. We have to move forward in the climate of today."

An NCAA issue?

While the matter clearly is controversial, there is a question about whether the NCAA should be involved.

Saigo, president of St. Cloud State, has brought the issue to the NCAA because he believes it is time for university presidents to discuss American Indian mascots on a national level.

"We need to sensitize people, we need to educate and we need to discuss this issue so that others can become aware of this and think about it," he said. "I think it's important that university presidents be leaders and initiate change on this."

Saigo, who is Japanese-American, was incarcerated during World War II because of his race. He believes the experience gave him a unique perspective on the mascot issue.

"I'm a former federal prisoner who's now a university president," he said. "I find the caricatures and the put-downs prevalent in the mascot issue similar to the caricatures of Blacks and Japanese. And I personally know how hurtful these stereotypes can be."

Saigo noted the absence of a majority race in California, a sign of the diverse student population now served in universities.

"We need to progress," he said. "This country is changing, and we need to change along with it. We can't wait for the 'majority.' I've never seen the majority come up and say 'this should change.' "

Mascot critics point to how the NCAA name and logo can mingle with American Indian nicknames and imagery, especially in championships settings.

"Institutions choose a public symbol to represent them," said Illinois English professor Carol Spindel, author of the book "Dancing at Halftime: Sports and the Controversy over American Indian Mascots." "Here, higher education is using a symbol that offends students, student-athletes, faculty and staff. And they're not just flying it from the statehouse, as in the case of the Confederate flag. Student-athletes are wearing it, institution presidents are wearing it." Spindel noted that during NCAA tournaments, those images are next to the NCAA logo and shown on NCAA broadcasts.

"I think it's highly appropriate for the NCAA to examine this issue, since it's a higher education issue that also affects athletics," she said. "When you allow a group to be stereotyped, particularly at public institutions of higher education that not only allow it but promote it through their athletics teams, you are teaching all students that it's OK to stereotype people of other races. I don't think it's what institutions of higher education are about, and I don't think it's what the NCAA is about."

Cyd Crue of the National Coalition on Racism in Sports and the Media draws a direct parallel between the NCAA name and logo and that of the schools using American Indian imagery.

"It is the same issue as the Confederate flag," she said. "The flag celebrates slavery. These American Indian images celebrate racism and manifest destiny."

Crue said the tie is actually closer because NCAA institutions promote and NCAA student-athletes wear the images at NCAA events.

"For the NCAA to ignore this means it supports institutional racism," she said. "We need to replace these images with those that unite campuses without excluding anyone."

Charles Whitcomb, chair of the NCAA Minority Opportunities and Interests Committee (MOIC) and faculty athletics representative at San Jose State University, articulated MOIC's opposition to American Indian mascots in The NCAA News in 1998. Whitcomb still believes the issue should be discussed and acted upon within the NCAA.

"When we discussed this issue (in MOIC) before, many in the NCAA felt at the time that it was an issue that needed to be addressed at the campus level," he said. "I believe that when it comes to championships sponsored by the NCAA, that institutional autonomy argument is no longer present. We can and should make decisions that would limit the use of mascots, nicknames or imagery associated with NCAA championships.

"We need to stop dodging the issue and face it head on. As an Association, we need to do what's right for our membership and for our student-athletes. As an Association, we need to stand up and be counted on this issue because it's an important issue in intercollegiate athletics and in society."

Whitcomb said that the larger issue is how the stereotyping and racist comments -- the so-called "collateral damage" -- affect student-athletes.

"I think you have to ask, 'How does this reflect on our institution? How does this reflect on our student-athletes? Why are we forcing them to wear a uniform that degrades another race? Is this a harmful environment? Is there a harmful effect? It reinforces stereotypes that keep us divided," Whitcomb said.

Indeed, the issue has been divisive, perhaps even more so now that the U.S. Commission on Civil Rights has called for an end to the use of American Indian mascots and imagery. Some people would question that decree and in fact would support the use of American Indian mascots and imagery. Several such supporters either did not return phone calls or declined to comment for this article.

Clearly, emotions run deep on both sides of the issue, and at stake are traditions in place at several NCAA institutions. And as the voices on either side of the controversy become louder, it may be a matter of which is most heard as to whether those traditions will be retained or revised.

Appendix B:

The Washington Post

March 5, 1992, Thursday, Final Edition

SECTION: OPINION EDITORIAL; PAGE A20

HEADLINE: The Redskin Issue

THE NATIONALLY televised sight of all those Atlanta Braves baseball fans doing the tomahawk chop, beating drums and wailing their ersatz war chants did more than set off a series of protests during the World Series; it also brought renewed attention to an unpleasant fact that Washington football fans have been pushing under the rug for many years: that the time-hallowed name bestowed upon the local National Football League champions -- the Redskins -- is really pretty offensive. Coming to the same view, D.C. Council member William P. Lightfoot and seven other council members have sponsored a resolution urging the team's owner to change the name. With a majority already lined up behind the measure, the sense of the council is clear. "This is simply the right thing to do," he said. He is correct, and now is the time to do it.

The name has, of course, been easily used for many years all over town, including in these pages, without a thought of its giving offense. Clearly, most Washington football fans lustily sing "Hail to the Redskins" out of love for the team and without the slightest intent to slur, embarrass or demean American Indians. It's also true that the team name was chosen in 1933 by founder and long-time owner George Preston Marshall -- and is defended by today's owner, Jack Kent Cooke -- because of a professed admiration rather than scorn for American Indians.

But to say that the use of the term "Redskins" is well-intentioned or that it is not meant to be objectionable sidesteps the real issue. This is not a term fashioned by American Indians. The nickname was assigned to them, just as the pejorative designation "darkies" was once imposed on African-American slaves. That was wrong then; this is wrong now. That the usage is common and innocently repeated out of habit makes it no less of an insensitive or insulting remark to those who are on the receiving end. We can do better.

Appendix C: From Michigan Department of Civil Rights Annual Report 2003, Page 21-22

Elimination of American Indian Mascots

Fiscal year 2003 was a year of triumph and accomplishment for the struggle to eliminate the use of American Indian Mascots at public schools. In May of 2002, the Michigan Civil Rights Commission (MCRC) passed a resolution to eliminate the use of a person's race or culture as a school's mascot, logo and nickname. Similarly, in June of 2003, the Michigan State Board of Education unanimously passed a resolution "strongly recommending the elimination of American Indian nicknames, mascots or logos, fight songs, insignias, antics and team descriptors by Michigan public schools."

Resolutions by the State Board of Education are intended to guide the state's public school districts to adopt policies that are consistent and in the best interest of all students. The Michigan Department of Civil Rights (MDCR) and the Michigan State Board of Education are hopeful that the resolutions offer the encouragement necessary for school districts to be more sensitive of the diverse cultures among their student populations, and to set policies that are respectful of all students. MCRC members and Department staff worked closely with the State Board of Education in bringing awareness and understanding of the manyissues affecting American Indian students.

Then late in 2003, the Michigan Educational Association (MEA) passed a resolution, also based in part on the Michigan Civil Rights Commission resolution, discouraging the use of American Indian mascots, nicknames and logos. MDCR American Indian Liaison Donna Budnick provided MEA with resource materials. A 500 member representative assembly of Michigan teachers passed the resolution. The resolution clarified that the Michigan State Board of Education supports and strongly recommends the elimination

of American Indian mascots, nicknames, logos, fight songs, insignias, antics and team descriptors by all Michigan schools.
The MEA's resolution included the following language:
The use of "Indian" mascots and logos in our school athletic events, as well as in other community activities, contributes to many stereotypes and misperceptions of American Indians. As long as "Indian" team names, mascots and logos remain a part of school athletic programs, we as educators are tolerating and perpetuating racism and stereotyping. Most communities are proud of their athletic teams, yet school traditions involving Native American imagery typically reflect little pride in or knowledge of Native cultures. These traditions have taken the trappings of Native cultures onto the athletic field where young people have played at being "Indian."

In Michigan, there are approximately 57 schools currently using American Indian mascots, logos or nicknames. Some of the names include Braves, Chiefs, Indians, Warriors, Redskins, Reds and Redmen. All three resolutions recommend the promotion of accurate, fair and appropriate depictions of all peoples' cultures and histories. The Civil Rights Commission's resolution: "Encourages all school districts to ensure that instructional materials, course work, policies, and procedures are respectful of cultural differences and enhance cultural competency, and are void of stereotypic language and representations."

Robert T. Molinet
Corporate Vice President
Securities & Corporate Law

942 South Shady Grove Road
Memphis, TN 38120

Telephone 901.818.7029
Mobile 901.299.7620
Fax 901.818.7119
Email rtmolinet@fedex.com


FedEx®
Corporation

VIA FEDEX EXPRESS

May 28, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: **FedEx Corporation – Omission of Stockholder Proposal Relating to Report on American Indian Imagery and Sports References in Advertising and Sponsorships**

Ladies and Gentlemen:

The purpose of this letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, that FedEx Corporation intends to omit from its proxy statement and form of proxy for the 2009 annual meeting of its stockholders (the "2009 Proxy Materials") the stockholder proposal and supporting statement attached hereto as Exhibit A (the "Stockholder Proposal"), which was submitted by Sister Valerie Heinonen on behalf of the Mercy Investment Program and by the following other stockholders, who have designated the Mercy Investment Program as the lead filer and Sister Heinonen as the liaison for all of the co-filers of the Stockholder Proposal: Charitable Trust of the Sisters of Mercy Regional Community of Detroit; Calvert Asset Management Company, Inc. on behalf of the Calvert Social Index Fund, Calvert Social Investment Fund Balanced Portfolio and Calvert Social Investment Fund Enhanced Equity Portfolio; Catholic Healthcare West; and Trillium Asset Management Corporation (together with the Mercy Investment Program, the "Proponents").

We believe that the Stockholder Proposal may be excluded from our 2009 Proxy Materials pursuant to Rule 14a-8(i)(7) because it deals with matters relating to our ordinary business operations — namely, the manner in which we advertise. We hereby respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if we exclude the Stockholder Proposal from our 2009 Proxy Materials.

In accordance with Rule 14a-8(j), we are:

- submitting this letter not later than 80 days prior to the date on which we intend to file definitive 2009 Proxy Materials;
- enclosing six copies of this letter and its exhibit; and
- simultaneously providing a copy of this letter and its exhibit to the Proponents, thereby notifying them of our intention to exclude the Stockholder Proposal from our 2009 Proxy Materials.

The Stockholder Proposal

The Stockholder Proposal requests the preparation of a report addressing, among other things, our efforts to identify and disassociate from disparaging American Indian imagery and sports references in our advertising and sponsorships, stating in relevant part:

> "RESOLVED: Shareholders request that the Board prepare a report by February 1, 2010, at reasonable cost and omitting proprietary information, addressing issues related to American Indian peoples including:
>
> 1. FedEx's efforts to identify and disassociate from any names, symbols and imagery which disparage American Indian peoples in products, advertising, endorsements, sponsorships and promotions.
> 2. A review of FedEx's workplace environment including diversity training offered to management that is sensitive to Native American rights, histories and cultures.
> 3. How FedEx relates to Native peoples on the issue of 'Indian' sports references."

Analysis

The Stockholder Proposal may be excluded under Rule 14a-8(i)(7) because its subject matter relates to our ordinary business operations.

In a no-action letter involving a substantially similar proposal submitted by one of the same proponents to another company, the Staff determined that the proposal was excludable under Rule 14a-8(i)(7), as relating to that company's ordinary business operations (*i.e.*, the manner in which a company advertises). *Tootsie Roll Industries, Inc.* (Jan. 31, 2002).

Rule 14a-8(i)(7) states that a company may omit a stockholder proposal from its proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Securities and Exchange Commission (the "Commission") explained that the ordinary business exclusion rests on two central considerations. The first consideration is the subject matter of the proposal:

> [C]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity and the retention of suppliers.

1998 Release at 20. The second consideration is the degree to which the proposal seeks to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* at 21 (citing Exchange Act Release No. 34-12999 (Nov. 22, 1976)).

We believe that the Stockholder Proposal is excludable from our 2009 Proxy Materials, as it was at Tootsie Roll Industries, because the subject matter of the report requested by the Stockholder Proposal is the manner in which we advertise our services and allocate our marketing budget, a subject matter that falls directly within the scope of our day-to-day business operations. As discussed below, the Staff has consistently taken the position that a company's advertising practices are matters of ordinary business operations. Consequently, the Staff has consistently permitted the omission under Rule 14a-8(i)(7) of stockholder proposals that aim to manage a company's advertising.

A. When a proposal requests the preparation of a report, the relevant inquiry is whether the subject matter of the report relates to ordinary business.

The Stockholder Proposal requests the preparation of a report. Under well-established principles, the topic of the report, whatever form it might take, is the relevant consideration for exclusion on ordinary business grounds. In Exchange Act Release No. 34-20091 (Aug. 16, 1983), the Commission stated that where a proposal requests that a company prepare a report on specific aspects of its business, "the staff will consider whether the subject matter of the special report . . . involves a matter of ordinary business" and "where it does, the proposal will be excludable." In accordance with this directive, the Staff has consistently permitted the exclusion of proposals seeking the preparation of reports on matters of ordinary business. *See, e.g., AT&T Corp.* (Feb. 21, 2001); *The Mead Corp.* (Jan. 31, 2001); *Wal-Mart Stores, Inc.* (Mar. 15, 1999); and *Nike, Inc.* (July 10, 1997).

B. When one or more of the items to be covered in a report relates to ordinary business matters, the proposal requesting the report may be excluded in its entirety.

The Staff has consistently taken the position that where part of a proposal relates to ordinary business matters, the entire proposal may be excluded under Rule 14a-8(i)(7). For instance, in *E*Trade Group, Inc.* (Oct. 31, 2000), the Staff permitted exclusion of a proposal seeking the formation of a stockholder committee to suggest ways to increase stockholder value. In the proposal, the proponent suggested four possible courses of action to accomplish the objective of enhancing stockholder value. Expressly acknowledging that "the proposal appears to address matters outside the scope of ordinary business," the Staff permitted exclusion of the entire proposal because two of the alternatives identified in the proposal related to the company's ordinary business operations and "it has not been the Division's practice to permit revisions under rule 14a-8(i)(7)." *See also, e.g., International Business Machines Corp.* (Jan. 9, 2001); and *Z-Seven Fund, Inc.* (Nov. 3, 1999).

The Staff has reached the same conclusion with respect to proposals requesting that companies prepare reports on specific subjects. The Staff has taken the position that where one or more of the matters to be covered in a report relates to a company's ordinary business operations, the proposal requesting the report can be excluded in its entirety. As an example, three companies sought to omit from their proxy materials a proposal requesting a report on their actions to ensure they did not purchase from suppliers that used forced, convict or child labor or failed to comply with laws protecting employees' rights. The Staff permitted all three of these companies to exclude the proposal. In each instance, the Staff specifically noted that "although the proposal appears to address matters outside the scope of ordinary business, paragraph 3 of the description of matters to be included in the report relates to ordinary business operations." *Wal-Mart Stores, Inc.* (Mar. 15, 1999); *Kmart Corp.* (Mar. 12, 1999); and *The Warnaco Group, Inc.* (Mar. 12, 1999).

C. At least one item to be covered in the requested report relates to our ordinary business operations — namely, the manner in which we advertise — so the Stockholder Proposal is excludable.

The Stockholder Proposal requests a report covering, among other things, how we attempt to avoid disparaging American Indian imagery in our advertising. The Staff has repeatedly recognized that the manner in which a company advertises is a matter of ordinary business and that proposals relating to a company's advertising practices infringe on management's core function of overseeing business practices, even when shareholders question the images used to promote a company rather than the company's marketing and advertising strategy. The allocation of marketing and advertising resources to best promote a company is a key management function, especially for companies with recognizable brand names such as ours. As a result, the Staff has consistently allowed exclusion of such proposals from a company's proxy materials under Rule 14a-8(i)(7). *See, e.g., Tootsie Roll Industries; The Walt Disney Company* (Nov. 30, 2007) (proposal requesting report on company's efforts to avoid the use of negative and discriminatory racial, ethnic and gender stereotypes in its products); *PG&E Corporation* (Feb. 14, 2007) (proposal requesting that company cease its advertising campaign promoting solar or wind energy sources); and *Federated Department Stores, Inc.* (Mar. 27, 2002) (proposal requesting that company identify and disassociate from any offensive imagery to the American Indian community in product marketing, advertising, endorsements, sponsorships and promotions). We note that the report requested by the Stockholder Proposal would also address our employee training programs — another ordinary business matter. *See, e.g.,* 1998 Release at 20 ("Examples [of ordinary business matters] include the management of the workforce, such as the hiring, promotion and termination of employees").

In *Tootsie Roll Industries*, the stockholder proposal, entitled "Offensive Use of American Indian Imagery at Tootsie Roll," requested that the company "immediately identify and disassociate from any offensive imagery to the American Indian community in product marketing, advertising, endorsements, sponsorships and promotions." According to the no-action letter, the proposal was motivated by and emphasized the proponent's concerns regarding the company's inclusion of an image depicting a boy dressed as an American Indian on the company's Tootsie Pop wrappers. The Staff allowed the company to omit the proposal under the ordinary-business exception because it related to the manner in which the company advertised its products.

The Stockholder Proposal, entitled "The Offensive Use of 'American Indian' Sports References," requests a report on our efforts to identify and disassociate from any names, symbols and imagery that disparage American Indian peoples in our products, advertising, endorsements, sponsorships and promotions — that is, a report covering the manner in which we advertise. According to the supporting statement, the Stockholder Proposal is motivated by, and the supporting statement emphasizes, the Proponents' concerns regarding our naming rights agreement for FedExField in Washington, D.C., in light of the longstanding debate surrounding the name of that city's professional football team, the Washington Redskins.

The decision to enter into a multi-year sponsorship of FedExField in 1999 was made by our management after careful consideration of the costs and benefits associated with having such a business relationship, in the context of our overall advertising and marketing-related strategy of developing a strategic portfolio of sports sponsorships. Management evaluated and assessed the substantial benefits from our sponsorship of FedExField, undertaking a similar analysis as for all of our sports marketing arrangements, while recognizing the potential costs from concerns surrounding the naming debate. Management views the company's brand presence at sporting venues such as FedExField as an effective means of advertising our services to our customers in return for the associated costs.

We recognize that some of our stakeholders will disagree with the decision to sponsor FedExField or other decisions with respect to our other advertising and marketing practices, but these decisions are quintessentially management's to make. This type of cost-benefit analysis and the allocation of company resources are a fundamental element of management's responsibility for the day-to-day operation of our business and are precisely the type of matter of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. The Stockholder Proposal thus seeks to micro-manage this complex aspect of our day-to-day operations — our advertising and marketing decisions, including our multi-year business relationship with the Washington Redskins. Accordingly, the Stockholder Proposal may be excluded under Rule 14a-8(i)(7).

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff agree that we may omit the Stockholder Proposal from our 2009 Proxy Materials.

If you have any questions or need any additional information, please feel free to call me. Thank you for your prompt attention to this request.

Very truly yours,

FedEx Corporation

Robert T. Molinet

Attachments

cc: Mercy Investment Program and
Charitable Trust of the Sisters of Mercy Regional Community of Detroit c/o
Valerie Heinonen, o.s.u.
205 Avenue C, #10E
New York, NY 10009
E-mail: *heinonenv@juno.com*
Fax: 212-674-2542

Calvert Social Index Fund, Calvert Social Investment Fund Balanced Portfolio and
Calvert Social Investment Fund Enhanced Equity Portfolio c/o
Calvert Asset Management Company, Inc.
Attention: Reed Montague, Social Research Analyst
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814
E-mail: *reed.montague@calvert.com*
Fax: 301-657-1982

Catholic Healthcare West
Attention: Susan Vickers, RSM, Vice President Community Health
185 Berry Street, Suite 300
San Francisco, CA 94107
E-mail: *susan.vickers@chw.edu*
Fax: 415-438-5724

Trillium Asset Management Corporation
Attention: Shelley Alpern, Vice President, Director of Social Research & Advocacy
711 Atlantic Avenue
Boston, MA 02111
E-mail: *salpern@trilliuinvest.com*
Fax: 617-482-6179

Steven Heim
Senior Vice President, Director of Social Research and Advocacy
Boston Common Asset Management, LLC
84 State Street, Suite 1000
Boston, MA 02109
E-mail: *sheim@bostoncommonasset.com*
Fax: 617-720-5665

[778145]

EXHIBIT A

Mercy Investment Program

Valerie Heinonen, o.s.u., Consultant, Corporate Social Responsibility
205 Avenue C, #10E ~ New York, NY 10009
Telephone and Fax 212-674-2542 ~ E-mail heinonenv@juno.com

April 16, 2009

Frederick W. Smith, Chair, President and CEO
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Dear Mr. Smith:

On behalf of the Mercy Investment Program, I am authorized to submit the following resolution which asks the Board prepare a report by February 1, 2010, at reasonable cost and omitting proprietary information, addressing issues related to American Indian peoples including FedEx's efforts to identify and disassociate from any names, symbols and imagery which disparage American Indian peoples and a review of FedEx's workplace environment including diversity training offered to management that is sensitive to Native American cultures, for inclusion in the 2009 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The Sisters of Mercy of the Americas value equality and affirmative action as we have indicated in our previous dialogues with you. We continue to believe evidence of high standards in this regard from the corporations in which we have invested is important. May I suggest that attention is growing about the use of names bestowed by dominant cultures on peoples of any perceived "lower class" or "undeserving of respect." FedEx operates in India—the Dalits are a good example of people who are discovering that individually and as a class, they are worthy of respect as human beings. I look forward to conversation on this subject.

Mercy Investment Program is the beneficial owner of 71 shares of Federal Express stock. Verification of ownership follows. We plan to hold stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, osu.

Valerie Heinonen, o.s.u.

THE OFFENSIVE USE OF "AMERICAN INDIAN" SPORTS REFERENCES

FedEx – 2009

WHEREAS:

There are four million Native Americans and nearly 600 Indian tribes in the United States. All major national American Indian inter-tribal and professional organizations - such as those for educators, scientists, engineers, lawyers, journalists, elders and youth, tribal and traditional leaders, artists and activists - have publicly denounced the use of so-called Indian or Native images, names and symbols which disparage, demean, belittle, stereotype or offend American Indian peoples. The National Congress of American Indians, which is the oldest and largest national inter-tribal organization, has called for sports teams to eliminate "Redskins" and all other "Indian" and "Native" references in sports. The Society of American Indian Psychologists states that these unwanted sports references create "an unwelcome environment for Indians and contributes to the miseducation of all members of the community."

Over 2,000 educational institutions eliminated their stereotypical "Indian" sports references between 1970 and 2008, including some of the finest universities and colleges – Dartmouth, Marquette, Oklahoma, Stanford, St. John's, Syracuse and others – and two of the largest school districts, Dallas and Los Angeles. The nation's largest teacher organization, the National Education Association, has called for all teams to cease using these "prejudicial terms and symbols."

The Glass Ceiling Commission's report by American Indian scholars, "Barriers To Workplace Advancement Experienced by Native Americans," concluded that "stereotypes and negative tags" have a detrimental impact on American Indians in the workplace environment.

The U.S. Patent and Trademark Office and the Utah Supreme Court ruled in 1999 that the word "redskins" is disparaging and contemptuous of American Indian peoples. The U.S. Census Bureau's promotional policy is "not to feature teams that use American Indian or Alaska Native related names or images." In 2001, the U.S. Commission on Civil Rights adopted a position that all federal funds should be withheld from institutions whose teams stereotype Native Americans.

Major U.S. corporations -- including Anheuser-Busch, Philip Morris, Coca-Cola, Denny's, Fortune Brands, and Miller Brewing -- have discontinued their association with names and symbols disparaging Native peoples.

FedEx paid a reported $200 million in 1999 for naming rights to the National Football League's Washington team stadium in Landover, Maryland. "Redskins" is a dehumanizing word with hateful connotations. In colonial times, the skins of Native men, women and children were exchanged for bounty and traded like animal hides. We call on FedEx to drop its Washington football stadium sponsorship until the franchise drops its dehumanizing name.

RESOLVED:

Shareholders request that the Board prepare a report by February 1, 2010, at reasonable cost and omitting proprietary information, addressing issues related to American Indian peoples including:

1. FedEx's efforts to identify and disassociate from any names, symbols and imagery which disparage American Indian peoples in products, advertising, endorsements, sponsorships and promotions.
2. A review of FedEx's workplace environment including diversity training offered to management that is sensitive to Native American rights, histories and cultures.
3. How FedEx relates to Native peoples on the issue of "Indian" sports references.

v. 4/16/2009



Sisters of Mercy of the Americas
Hermanas de la Misericordia de las Américas

WEST MIDWEST COMMUNITY

April 16, 2009

Frederick W. Smith, Chair, President and CEO
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Dear Mr. Smith:

On behalf of the Sisters of Mercy Regional Community of Detroit Charitable Trust, I am authorized to submit the following resolution which asks the Board prepare a report by February 1, 2010, at reasonable cost and omitting proprietary information, addressing issues related to American Indian peoples including FedEx's efforts to identify and disassociate from any names, symbols and imagery which disparage American Indian peoples and a review of FedEx's workplace environment including diversity training offered to management that is sensitive to Native American cultures, for inclusion in the 2009 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Charitable Trust is cofiling this resolution with Mercy Investment Program and we anticipate additional cofilers.

The Detroit Charitable Trust, as a fund of the Sisters of Mercy of the Americas, judges its investments in keeping with the priorities and values of the Sisters. As a congregation of women religious engaged in education, healthcare and social services, we expect that our portfolio of corporations will set standards that demonstrate equality and diversity that go beyond the bare minimum of law. Thus we are joining with the coalition of investors asking that FedEx address the issues prompted by its purchase of naming rights for the Washington football team's stadium.

The Sisters of Mercy Regional Community of Detroit Charitable Trust is the beneficial owner of 300 shares of Federal Express stock. Verification of ownership follows. We plan to hold stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, osu,

Valerie Heinonen, o.s.u.
Consultant, Corporate Responsibility
205 Avenue C, Apt 10E
NY NY 10009
212 674 2542 (phone and fax)

THE OFFENSIVE USE OF "AMERICAN INDIAN" SPORTS REFERENCES

FedEx – 2009

WHEREAS:

There are four million Native Americans and nearly 600 Indian tribes in the United States. All major national American Indian inter-tribal and professional organizations - such as those for educators, scientists, engineers, lawyers, journalists, elders and youth, tribal and traditional leaders, artists and activists - have publicly denounced the use of so-called Indian or Native images, names and symbols which disparage, demean, belittle, stereotype or offend American Indian peoples. The National Congress of American Indians, which is the oldest and largest national inter-tribal organization, has called for sports teams to eliminate "Redskins" and all other "Indian" and "Native" references in sports. The Society of American Indian Psychologists states that these unwanted sports references create "an unwelcome environment for Indians and contributes to the miseducation of all members of the community."

Over 2,000 educational institutions eliminated their stereotypical "Indian" sports references between 1970 and 2008, including some of the finest universities and colleges – Dartmouth, Marquette, Oklahoma, Stanford, St. John's, Syracuse and others – and two of the largest school districts, Dallas and Los Angeles. The nation's largest teacher organization, the National Education Association, has called for all teams to cease using these "prejudicial terms and symbols."

The Glass Ceiling Commission's report by American Indian scholars, "Barriers To Workplace Advancement Experienced by Native Americans," concluded that "stereotypes and negative tags" have a detrimental impact on American Indians in the workplace environment.

The U.S. Patent and Trademark Office and the Utah Supreme Court ruled in 1999 that the word "redskins" is disparaging and contemptuous of American Indian peoples. The U.S. Census Bureau's promotional policy is "not to feature teams that use American Indian or Alaska Native related names or images." In 2001, the U.S. Commission on Civil Rights adopted a position that all federal funds should be withheld from institutions whose teams stereotype Native Americans.

Major U.S. corporations -- including Anheuser-Busch, Philip Morris, Coca-Cola, Denny's, Fortune Brands, and Miller Brewing -- have discontinued their association with names and symbols disparaging Native peoples.

FedEx paid a reported $200 million in 1999 for naming rights to the National Football League's Washington team stadium in Landover, Maryland. "Redskins" is a dehumanizing word with hateful connotations. In colonial times, the skins of Native men, women and children were exchanged for bounty and traded like animal hides. We call on FedEx to drop its Washington football stadium sponsorship until the franchise drops its dehumanizing name.

RESOLVED:

Shareholders request that the Board prepare a report by February 1, 2010, at reasonable cost and omitting proprietary information, addressing issues related to American Indian peoples including:

1. FedEx's efforts to identify and disassociate from any names, symbols and imagery which disparage American Indian peoples in products, advertising, endorsements, sponsorships and promotions.
2. A review of FedEx's workplace environment including diversity training offered to management that is sensitive to Native American rights, histories and cultures.
3. How FedEx relates to Native peoples on the issue of "Indian" sports references.

v. 4/16/2009


Calvert
INVESTMENTS
THAT MAKE A DIFFERENCE®

April 16, 2009

Mr. Frederick W. Smith
Chair, President and CEO
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

A UNIFI Company

Dear Mr. Smith:

Calvert Asset Management Company, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the 58 mutual funds sponsored by Calvert Group, Ltd., including Calvert's 22 socially responsible mutual funds. Calvert currently has over $12.5 billion in assets under management.

The Calvert Social Index Fund, Calvert Social Investment Fund Balanced Portfolio and Calvert Social Investment Fund Enhanced Equity Portfolio (together, the "Funds"), are each beneficial owners of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation available upon request). Furthermore, each Fund has held these securities continuously for at least one year, and it is Calvert's intention that each Fund continues to own shares in FedEx Corporation through the date of the 2009 annual meeting of shareholders.

We are notifying you, in a timely manner, that Calvert, on behalf of the Funds, is presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for the inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As a long-standing shareholder, the Fund is filing the enclosed resolution asking the Board to prepare a report by February 1, 2010, at reasonable cost and omitting proprietary information, addressing issues related to American Indian peoples including FedEx's efforts to identify and disassociate from any names, symbols and imagery which disparage American Indian peoples and a review of FedEx's workplace environment including diversity training offered to management that is sensitive to Native American cultures.

We understand that Valerie Heinonen, on behalf of Mercy Investment Program (Mercy) is submitting an identical proposal. Calvert recognizes Mercy as the lead filer and intends to act as a co-sponsor of the resolution. Ms. Heinonen has agreed to coordinate contact between FedEx Corporation, management and any other

4550 Montgomery Avenue
Bethesda, MD 20814
800.368.2748
www.calvert.com

shareholders filing the proposal, including Calvert. However, Calvert would like to receive copies of all correspondence sent to Ms. Heinonen as it relates to the proposal. In this regard, Reed Montague, Social Research Analyst, will represent Calvert. Please feel free to contact her at (301) 951-4815 or via email at reed.montague@calvert.com

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Lancelot A. King, Esq.
Assistant Vice President

CC: Christine P. Richards, Executive Vice President, General Counsel and Secretary, FedEx Corporation
Mr. Steve Helm, Senior Vice President, Director Social Research and Advocacy, Boston Common Asset Management
Susan White, Co-Chair Indigenous Peoples Working Group of the Social Investment Forum and Director, Oneida Trust, The Oneida Tribe of Indians of Wisconsin
Jan Bryant, CFP, AIF, Co-Chair, Indigenous Peoples Working Group of the Social Investment ~~Forum and Investment Advisory Representative of First~~ Affirmative Financial Network, LLC
Valerie Heinonen, o.s.u., Consultant, Corporate Social Responsibility, Mercy Investment Program
Bennett Freeman, Senior Vice President, Social Research and Policy, Calvert Asset Management Company, Inc.
Stu Dalheim, Director, Shareholder Advocacy, Calvert Asset Management Company, Inc.
Reed Montague, Social Research Analyst, Calvert Asset Management Company, Inc.

Encl: Resolution Text

FedEx Corp. – 2009

THE OFFENSIVE USE OF "AMERICAN INDIAN" SPORTS REFERENCES

WHEREAS:

There are four million Native Americans and nearly 600 Indian tribes in the United States. All major national American Indian inter-tribal and professional organizations - such as those for educators, scientists, engineers, lawyers, journalists, elders and youth, tribal and traditional leaders, artists and activists - have publicly denounced the use of so-called Indian or Native images, names and symbols which disparage, demean, belittle, stereotype or offend American Indian peoples. The National Congress of American Indians, which is the oldest and largest national inter-tribal organization, has called for sports teams to eliminate "Redskins" and all other "Indian" and "Native" references in sports. The Society of American Indian Psychologists states that these unwanted sports references create "an unwelcome environment for Indians and contributes to the miseducation of all members of the community."

Over 2,000 educational institutions eliminated their stereotypical "Indian" sports references between 1970 and 2008, including some of the finest universities and colleges – Dartmouth, Marquette, Oklahoma, Stanford, St. John's, Syracuse and others – and two of the largest school districts, Dallas and Los Angeles. The nation's largest teacher organization, the National Education Association, has called for all teams to cease using these "prejudicial terms and symbols."

The Glass Ceiling Commission's report by American Indian scholars, "Barriers To Workplace Advancement Experienced by Native Americans," concluded that "stereotypes and negative tags" have a detrimental impact on American Indians in the workplace environment.

The U.S. Patent and Trademark Office and the Utah Supreme Court ruled in 1999 that the word "redskins" is disparaging and contemptuous of American Indian peoples. The U.S. Census Bureau's promotional policy is "not to feature teams that use American Indian or Alaska Native related names or images." In 2001, the U.S. Commission on Civil Rights adopted a position that all federal funds should be withheld from institutions whose teams stereotype Native Americans.

Major U.S. corporations – including Anheuser-Busch, Philip Morris, Coca-Cola, Denny's, Fortune Brands, and Miller Brewing – have discontinued their association with names and symbols disparaging Native peoples.

FedEx paid a reported $200 million in 1999 for naming rights to the National Football League's Washington team stadium in Landover, Maryland. "Redskins" is a dehumanizing word with hateful connotations. In colonial times, the skins of Native men, women and children were exchanged for bounty and traded like animal hides. We call on FedEx to drop its Washington football stadium sponsorship until the franchise drops its dehumanizing name.

RESOLVED:

Shareholders request that the Board prepare a report by February 1, 2010, at reasonable cost and omitting proprietary information, addressing issues related to American Indian peoples including:

1. FedEx's efforts to identify and disassociate from any names, symbols and imagery which disparage American Indian peoples in products, advertising, endorsements, sponsorships and promotions.
2. A review of FedEx's workplace environment including diversity training offered to management that is sensitive to Native American rights, histories and cultures.
3. How FedEx relates to Native peoples on the issue of "Indian" sports references.

v. 4/16/2009



April 16, 2009

Frederick W. Smith
Chair, President and CEO
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Dear Mr. Smith:

Catholic Healthcare West, in collaboration with The Sisters of Mercy of the Americas, hereby submits the enclosed proposal *The Offensive Use of "American Indian" Sports References* for inclusion in the proxy statement for consideration and action by the 2009 shareholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934.

Catholic Healthcare West has held over $2000.00 worth of FedEx Corporation stock for more than one year, and we will continue to hold shares in the company through the stockholder meeting. Proof of ownership will be provided upon request. A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC).

Sincerely yours,

Sr. Susan Vickers, RSM

Susan Vickers, RSM
Vice President Community Health

cc: Julie Wokaty, ICCR
Valerie Heinonen, o.s.u.

185 Berry Street, Suite 300
San Francisco, CA 94107-1739
415.438.5500 *telephone*
415.438.5724 *fax*

chwHEALTH.org

THE OFFENSIVE USE OF "AMERICAN INDIAN" SPORTS REFERENCES

FedEx – 2009

WHEREAS:

There are four million Native Americans and nearly 600 Indian tribes in the United States. All major national American Indian inter-tribal and professional organizations - such as those for educators, scientists, engineers, lawyers, journalists, elders and youth, tribal and traditional leaders, artists and activists - have publicly denounced the use of so-called Indian or Native images, names and symbols which disparage, demean, belittle, stereotype or offend American Indian peoples. The National Congress of American Indians, which is the oldest and largest national inter-tribal organization, has called for sports teams to eliminate "Redskins" and all other "Indian" and "Native" references in sports. The Society of American Indian Psychologists states that these unwanted sports references create "an unwelcome environment for Indians and contributes to the miseducation of all members of the community."

Over 2,000 educational institutions eliminated their stereotypical "Indian" sports references between 1970 and 2008, including some of the finest universities and colleges – Dartmouth, Marquette, Oklahoma, Stanford, St. John's, Syracuse and others – and two of the largest school districts, Dallas and Los Angeles. The nation's largest teacher organization, the National Education Association, has called for all teams to cease using these "prejudicial terms and symbols."

The Glass Ceiling Commission's report by American Indian scholars, "Barriers To Workplace Advancement Experienced by Native Americans," concluded that "stereotypes and negative tags" have a detrimental impact on American Indians in the workplace environment.

The U.S. Patent and Trademark Office and the Utah Supreme Court ruled in 1999 that the word "redskins" is disparaging and contemptuous of American Indian peoples. The U.S. Census Bureau's promotional policy is "not to feature teams that use American Indian or Alaska Native related names or images." In 2001, the U.S. Commission on Civil Rights adopted a position that all federal funds should be withheld from institutions whose teams stereotype Native Americans.

Major U.S. corporations -- including Anheuser-Busch, Philip Morris, Coca-Cola, Denny's, Fortune Brands, and Miller Brewing -- have discontinued their association with names and symbols disparaging Native peoples.

FedEx paid a reported $200 million in 1999 for naming rights to the National Football League's Washington team stadium in Landover, Maryland. "Redskins" is a dehumanizing word with hateful connotations. In colonial times, the skins of Native men, women and children were exchanged for bounty and traded like animal hides. We call on FedEx to drop its Washington football stadium sponsorship until the franchise drops its dehumanizing name.

RESOLVED:

Shareholders request that the Board prepare a report by February 1, 2010, at reasonable cost and omitting proprietary information, addressing issues related to American Indian peoples including:

1. FedEx's efforts to identify and disassociate from any names, symbols and imagery which disparage American Indian peoples in products, advertising, endorsements, sponsorships and promotions.
2. A review of FedEx's workplace environment including diversity training offered to management that is sensitive to Native American rights, histories and cultures.
3. How FedEx relates to Native peoples on the issue of "Indian" sports references.

v. 4/16/2009

TRILLIUM ASSET MANAGEMENT®
25 Years of Investing for a Better World®

Trillium Asset Management Corporation
www.trilliuminvest.com

April 17, 2009

Christine P. Richards
Corporate Secretary
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Dear Ms. Richards:

Trillium Asset Management Corporation ("Trillium") is an investment firm based in Boston specializing in socially responsible asset management.

In support of this work, I am hereby authorized to notify you of our intention to file the enclosed shareholder resolution. We submit this resolution for inclusion in the proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. On behalf of its investment clients, Trillium manages more than $2,000 of FedEx common stock acquired more than one year prior to this date. We will remain invested in this position through the date of the 2010 annual meeting. We will provide verification of ownership from our custodian separately upon request.

Trillium is filing this proposal in coordination with the Mercy Investment Program. Sister Valerie Heinonen will act as the liaison for ourselves and other co-filers of this proposal.

I can be reached at (617) 292–8026, x 248 and at *salpern@trilliuinvest.com*.

Sincerely,

Shelley Alpern
Vice President
Director of Social Research & Advocacy

Cc: Sister Valerie Heinonen, Mercy Investment Program

BOSTON
711 Atlantic Avenue
Boston, Massachusetts 02111-2809
T: 617-423-6655 F: 617-482-6179
800-548-5684

DURHAM
353 West Main Street, Second Floor
Durham, North Carolina 27701-3215
T: 919-688-1265 F: 919-688-1451
800-853-1311

SAN FRANCISCO
369 Pine Street, Suite 711
San Francisco, California 94104-3310
T: 415-392-4806 F: 415-392-4535
800-933-4806

BOISE
950 W. Bannock Street, Suite 530
Boise, Idaho 83702-6118
T: 208-387-0777 F: 208-387-0278
800-567-0538



THE OFFENSIVE USE OF "AMERICAN INDIAN" SPORTS REFERENCES

FedEx – 2009

WHEREAS:

There are four million Native Americans and nearly 600 Indian tribes in the United States. All major national American Indian inter-tribal and professional organizations - such as those for educators, scientists, engineers, lawyers, journalists, elders and youth, tribal and traditional leaders, artists and activists - have publicly denounced the use of so-called Indian or Native images, names and symbols which disparage, demean, belittle, stereotype or offend American Indian peoples. The National Congress of American Indians, which is the oldest and largest national inter-tribal organization, has called for sports teams to eliminate "Redskins" and all other "Indian" and "Native" references in sports. The Society of American Indian Psychologists states that these unwanted sports references create "an unwelcome environment for Indians and contributes to the miseducation of all members of the community."

Over 2,000 educational institutions eliminated their stereotypical "Indian" sports references between 1970 and 2008, including some of the finest universities and colleges – Dartmouth, Marquette, Oklahoma, Stanford, St. John's, Syracuse and others – and two of the largest school districts, Dallas and Los Angeles. The nation's largest teacher organization, the National Education Association, has called for all teams to cease using these "prejudicial terms and symbols."

The Glass Ceiling Commission's report by American Indian scholars, "Barriers To Workplace Advancement Experienced by Native Americans," concluded that "stereotypes and negative tags" have a detrimental impact on American Indians in the workplace environment.

The U.S. Patent and Trademark Office and the Utah Supreme Court ruled in 1999 that the word "redskins" is disparaging and contemptuous of American Indian peoples. The U.S. Census Bureau's promotional policy is "not to feature teams that use American Indian or Alaska Native related names or images." In 2001, the U.S. Commission on Civil Rights adopted a position that all federal funds should be withheld from institutions whose teams stereotype Native Americans.

Major U.S. corporations -- including Anheuser-Busch, Philip Morris, Coca-Cola, Denny's, Fortune Brands, and Miller Brewing – have discontinued their association with names and symbols disparaging Native peoples.

FedEx paid a reported $200 million in 1999 for naming rights to the National Football League's Washington team stadium in Landover, Maryland. "Redskins" is a dehumanizing word with hateful connotations. In colonial times, the skins of Native men, women and children were exchanged for bounty and traded like animal hides. We call on FedEx to drop its Washington football stadium sponsorship until the franchise drops its dehumanizing name.

RESOLVED:

Shareholders request that the Board prepare a report by February 1, 2010, at reasonable cost and omitting proprietary information, addressing issues related to American Indian peoples including:

1. FedEx's efforts to identify and disassociate from any names, symbols and imagery which disparage American Indian peoples in products, advertising, endorsements, sponsorships and promotions.
2. A review of FedEx's workplace environment including diversity training offered to management that is sensitive to Native American rights, histories and cultures.
3. How FedEx relates to Native peoples on the issue of "Indian" sports references.

v. 4/16/2009